

July 22, 2010

Mr. Greg D. Kerley
Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re: Southwestern Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement**
> **Filed April 6, 2010**
> **File No. 1-08246**

Dear Mr. Kerley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

Our Proved Reserves, page 5

Proved Undeveloped Reserves, page 7

1.   We note your significant increase in proved gas reserves and your statement, "[w]e used standard engineering and geoscience methods. . . ." Describe for us in more detail what you mean by this statement. Please also explain to us the difference, if any, between your application of these methods for 2009 proved reserves versus your application for 2008. Tell us the number of proved undeveloped locations you booked that were more than one offset removed from a productive well(s) as well as the number of offsets these locations are displaced.

2.   You state that during 2009 you invested $19 million in connection with converting
        120.8 Bcfe of your proved undeveloped reserves as of December 31, 2008 into
        proved developed reserves. This represents approximately 14% of your total proved
        undeveloped reserves at year end 2008. This rate of development of your proved
        undeveloped reserves suggests that it will take over 5 years to develop all of your
        proved undeveloped reserves. As proved undeveloped reserves should generally be
        developed within five years of initially booking them as proved, please tell us how
        you plan to accomplish this.

Production, Average Sales Price and Average Production Cost, page 38

3.   Please revise the table to also present the information by each field that contains 15%
        or more of your total proved reserves, or tell us why such disclosure is not required.
        See Item 1204(a) of Regulation S-K.

Exhibit 99

4.   Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party
        engineering reports. Please obtain and file a revised report that includes the following
        information:

        •   The aggregate percentage difference between your proved reserve estimates and
            those of your third party engineer; and

        •   The weighted average prices from the total company reserve report. You provide the
            average West Texas Intermediate and Henry Hub prices, but these appear to be for
            reference rather than the actual price utilized.

5.   While we understand that there are fundamentals of physics, mathematics and
        economics that are applied in the estimation of reserves, we are not aware of an
        official industry compilation of "generally accepted petroleum engineering and
        evaluation principles." With a view toward possible disclosure, please explain to us
        the basis for concluding that such principles have been sufficiently established so as
        to judge that the reserve information has been prepared in conformity with such
        principles. Tell us the data items that were necessary for the estimates, but were
        accepted by your third party engineer without further confirmation.

6.   We note the following language in Netherland Sewell's report:

                In evaluating the information at our disposal concerning this report, we have
                excluded from our consideration all matters as to which the controlling
                interpretation may be legal or accounting, rather than engineering and geoscience.

        Clarify the reason for including this language. In this regard, we note that the definition
        of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or
        there must be a reasonable expectation that there will exist, the legal right to produce or

revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an <u>accounting</u> regulation.

<u>Definitive Proxy Statement filed April 6, 2010</u>

<u>Transactions with Related Persons, page 17</u>

7.   Please describe the standards to be applied in connection with the review, approval or ratification of transactions with related persons. See Item 404(b)(1)(ii) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 22</u>

<u>Total Cash Compensation, page 25</u>

<u>Incentive Plan, page 26</u>

8.   In response to comment 10 from our letter dated June 27, 2008, you undertook to discuss the degree of difficulty of achieving the performance targets under your Incentive Plan. We note your related disclosure that your compensation committee believes that, assuming external economic factors remain the same, the minimum performance levels should be achievable with some difficulty, while the target and maximum levels represent relatively more challenging degrees of difficulty. Please revise your disclosure to describe with meaningful specificity how difficult or likely it would be for you to achieve the undisclosed targets. Please provide support for the level of difficulty that you assert, which could include, for example, a discussion of the correlation between historical and future achievement of the relevant performance metric. Please also provide such disclosure with respect to the targets related to your Performance Unit Plan.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Dougherty at (202) 551-3271, Laura Nicholson, at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director